FOR IMMEDIATE RELEASE

Monday, May 14, 2007

 (No.2007-05-12)

CARMANAH APPOINTS PHILIPPE FAVREAU AS CHIEF OPERATING OFFICER

Victoria, British Columbia, Canada – May 14th, 2007 - Carmanah Technologies Corporation (TSX: CMH), a global provider of solar power and lighting technologies, is pleased to announce the appointment of Philippe Favreau as Chief Operating Officer, effective June 4, 2007.  Mr. Favreau will assume responsibility for overseeing all aspects of the Company's day-to-day operations.  Mr. Favreau brings more than 20 years experience in operations, including product development, manufacturing, supply chain, sales and human resource management.

"I am very pleased to have Mr. Favreau join our executive management team," states Art Aylesworth, Carmanah's CEO.  "Mr. Favreau has an exemplary track record in managing the operations of large, highly successful, high-growth organizations.  We welcome his wealth of knowledge and ‘can-do’ focus as Carmanah executes its 5 year growth plan."

Prior to joining Carmanah, Mr. Favreau's career includes:

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2005 to 2007 - General Manager Global Operations, Workflow and Prepress Equipment for Kodak Graphics Communication Group, a leading provider of graphic communications solutions worldwide with 11,000 employees and annual revenues of approximately US$3.6 billion.  In this capacity, Mr. Favreau successfully integrated the Canadian and Israeli operations of CREO, Inc. (legal, IP, HR, facilities, manufacturing, supply chain, purchasing and IS) post acquisition.

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2000 to 2005 - Corporate Vice President of Operations for CREO, Inc., a global leader in prepress equipment with 4,200 employees worldwide and annual revenues of approximately US$700 million.

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1995 to 2005 - Mr. Favreau also held a number of other positions within CREO, Inc., including Vice President of Manufacturing & Supply Chain as well as Operations Manager.

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1987 to 1995 - Operations Manager, Electrical Enclosures for Schneider Electric, a global leader in electrical distribution, industrial control and automation products, systems and services with 61,500 employees and annual revenues of approximately US$11.6 billion.

Mr. Favreau holds a Master's Degree in Commerce and Administration from the University of Paris, France, as well as a Master's Degree in Nuclear Sciences from Ecole Polytechnique Montreal, Canada.  Mr. Favreau also has a degree in Physics Engineering from Ecole Polytechnique Grenoble, France.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in energy efficient technologies that fundamentally change the way its customers operate.  The Company is currently focused on three technology groups: solar-powered LED lighting, solar power systems & equipment and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.  Carmanah is a public corporation with common shares listed on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com